February 13, 2019

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

       Re: Fangdd Network Group Ltd.
           Draft Registration Statement on Form F-1
           Submitted December 20, 2018
           CIK No. 0001750593

Dear Mr. Duan:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 Filed December 20, 2018

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
 Yi Duan
FirstName LastNameYi Ltd.
Fangdd Network Group Duan
Comapany NameFangdd Network Group Ltd.
February 13, 2019
February 13, 2019 Page 2
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FirstName LastName
Summary
Our Marketplace, page 3

2. Please expand your definition of "gross merchandise value" to state clearly how you calculate it.
3. We note that your closed-loop GMV and commission-based GMV were the same in 2016 and 2017. Please advise us as to why these metrics were the same, and why both provide useful information to investors.
Risk Factors
"We may fail to compete effectively with existing and new industry players . . ..,", page 16

4. Please revise your disclosure, where applicable, to provide an estimate of the number of competitors in your industry, and your competitive position, if known. To the extent any of your competitors are dominant in your top markets, please revise to describe in additional detail.
Capitalization, page 57

5. Please revise your capitalization table to reflect the total capitalization of the company rather than the total liabilities, mezzanine equity and deficit. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
72

6. Please revise your discussion of net income to include discussion of your continuing loss from operations. Your disclosure should also include a discussion of government grants received during the period, the relevant terms of those grants, and whether such grants are expected to continue in the future.
7. Tell us how you considered the need to include obligations created by your sales commitment arrangements in your contractual obligations table on page
81. Reference is
         made to Item 303(a)(5) of Regulation S-K.
8. Please explain further why you believe closed-loop GMV per employee is a useful metric for investors.
Extensive and Verified Online Property Database and Listings, page 102

9. We note your disclosure on page 103 that "[y]our listings span more than 100 urban centers and satellite cities in China" and that you have "engag[ed] with the top 100 developers in China." Please expand your discussion of the geographic location of your listings.
 Yi Duan
FirstName LastNameYi Ltd.
Fangdd Network Group Duan
Comapany NameFangdd Network Group Ltd.
February 13, 2019
February 13, 2019 Page 3
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FirstName LastName



Business
Marketplace Participants, page 105

10. Please revise your disclosure here, and throughout your document, to clarify whether revenue has been generated from non-closed-loop agents. In that regard, we note that closed-loop GMV is equal to commission-based GMV, which seems to indicate that commissions have been generated solely from closed-loop transactions. Our Marketplace, page 105

11.      Please provide support for the following claims made in this section:
           You have established business relationships with "most of the top 100 developers in
            China as of December 31, 2017;"
           You typically receive "preferable terms from developers, including pricing, commission payment period and commission rate;"
           You "have obtained new property listings with favorable terms, including competitive property prices and exclusive selling rights."
Mobile Applications and Websites, page 107

12. We note your disclosure that "[i]in the first six months of 2018, [y]our websites and mobile applications attracted 14.7 million unique visitors." Please tell us what consideration was given to separately disclosing the number of unique visitors who visit your website from those who use your mobile applications. If you do not believe separate disclosure would be meaningful or material, please tell us why. Additionally, to the extent possible, please revise your disclosure to discuss, where applicable, what percentage of monthly unique visitors resulted in a revenue generating event.
13. Please tell us how you ensure that a user who visits your website and uses a mobile application, or visits your website or uses your mobile applications multiple times is not counted more than once.
Intellectual Property, page 112

14. We note that you own 2 registered patents, 44 registers copyrights, and 211 registered trademarks in China and 9 registered domain names as of the date of the prospectus.
         Please revise to describe any relevant expiration dates and the importance of each to your business. Refer to Item 4.B.6 of Form 20-F.
Description of American Depositary Shares
Amendment and Termination, page 153

15. The description of the ADSs indicates that you may amend or terminate the deposit agreement without consent. Please explain the circumstances under which you may
 Yi Duan
FirstName LastNameYi Ltd.
Fangdd Network Group Duan
Comapany NameFangdd Network Group Ltd.
February 13, 2019
February 13, 2019 Page 4
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FirstName LastName
         exercise this right, and include corresponding risk factor disclosure. Notes to the Consolidated Financial Statements
(l) Deposits with real estate developers, page F-16

16.      Please provide us with a more detailed discussion of your Sales
Commitment
         Arrangements. In your response, please address the following:
           Clarify for us how you account for deposits made with the developer under these arrangements. In this regard, we note that the required deposit varies over the course of the agreement. Explain to us whether the entire deposit is accrued at the time the agreement is executed, or if deposits are recorded as paid. Explain to us when you recognize revenue under these arrangements.
Your response
            should include a discussion of how your ongoing obligation to purchase unsold properties impacts the timing of revenue recognition. Cite any relevant accounting literature in your response.
           Tell us how you determined your collaborative arrangements with funding partners fall within the scope of ASC Topic 808. Your response should include, but not be limited to, a discussion of how you considered the guidance in ASC Topic 808-10-15-
            8 through 808-10-15-9.
(r) Revenue, page F-19

17. We note that you recognize commission revenue from sales of primary properties and rentals of secondary properties, as well as Sales Incentive Income, when the sales and purchase agreement or rental agreement is ratified and required down payments are made.
         Please tell us if there are any circumstances in which this entire commission or sales incentive amount may become no longer due in full after this point. For example, would there be any reduction in the full commission or sales incentive amount due to you if the purchaser does not complete the acquisition of the property.
18. Please provide us with a detailed analysis supporting your conclusion that commission income should be recognized on a gross rather than net basis. Your analysis should include a summary of the terms of your contracts with property sellers and agents, and a discussion of the performance obligations contained therein. Reference is made to ASC
         Topic 606-10-55-36 through 606-10-55-40.
Exhibit Index, page II-4

19. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for our review.
20. We note that you intend to file the form of employment agreement for your executive officers as Exhibit 10.3, even though you disclose on page 129 that you have entered into employment agreements with each of your executive officers. Please file complete copies of such executed agreements as exhibits to the registration statement. Yi Duan
Fangdd Network Group Ltd.
February 13, 2019
Page 5

        You may contact Eric Mcphee, Staff Accountant, at 202-551-3693 or
Robert
Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                            Sincerely,
FirstName LastNameYi Duan
                                                            Division of
Corporation Finance
Comapany NameFangdd Network Group Ltd.
                                                            Office of Real
Estate and
February 13, 2019 Page 5                                    Commodities
FirstName LastName